UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hartree Bulk Storage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 1,375,000 common units.

1	NAME OF REPORTING PERSON HP Bulk Storage Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Hartree Bulk Storage, LLC.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,858 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,858 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the direct owner of 2,086,858 common units.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,086,858 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,086,858 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,858 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Hartree Partners, LP.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020 and Amendment No. 2 filed with the SEC on October 2, 2020. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

Sprague HP Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of Hartree (as defined below) (“Acquiror”), expects to fund the consideration payable under the purchase agreement (the “Purchase Agreement”), dated as of April 20, 2021, by and among Sprague Resources Holdings LLC, a Delaware limited liability company (“Seller”), Acquiror, and, solely for purposes of Section 11.14 thereof, Hartree Partners, LP, a Delaware limited partnership (“Hartree”), as guarantor, with cash through capital contributions from Hartree.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons intend to acquire the common units that are the Subject of the Purchase Agreement for investment purposes, subject to the following.

The Reporting Persons intend to continue to review the investments in the Issuer by the Reporting Persons from and after the execution of the Purchase Agreement and prior to the closing contemplated by the Purchase Agreement. The Reporting Persons may communicate with the board of the general partner of the Issuer (the “Board”), members of management and/or other unitholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing unitholder value. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Following completion of the transactions contemplated by the Purchase Agreement, the Reporting Persons will, directly or indirectly, own the GP Interests (as defined below) and will therefore be entitled to appoint and remove members of the Board pursuant to the organizational documents of the general partner of the Issuer. The Reporting Persons currently intend to replace the four directors previously appointed by and affiliated with Seller with directors selected by the Reporting Persons, who may be affiliated with the Reporting Persons. Upon the appointment of such individuals to the Board, the Reporting Persons expect the Board will conduct a review of operational, strategic and financial matters with a goal of positioning the Issuer for long-term growth and allocating capital in a manner consistent with that goal. This review will include a review of the Issuer’s level of outstanding indebtedness and its historical distribution policy, and could result in the Board determining it is in the best interests of the Issuer to adjust total indebtedness and to reinvest a greater portion of the Issuer’s earnings in growth projects, among other potential strategies.

The Reporting Persons may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions such as a tender offer, merger or consolidation that would result in the de-listing of the common units of the Issuer, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time. The Reporting Persons may seek to engage in such transactions directly or in conjunction with any affiliate of the Reporting Persons. Specifically, the Reporting Persons intend to actively evaluate the possibility of acquiring additional common units of the Issuer, through a tender offer or privately negotiated purchases. Such a tender offer or privately negotiated purchases, if pursued, could result in the de-listing of the common units of the Issuer. The Reporting Persons expect to take actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future, including separately or in conjunction with any affiliate of the Reporting Persons. Any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons and, to their best knowledge, any Covered Persons, do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,226,255 common units of the Issuer outstanding as of April 20, 2021. As of the date hereof, (i) each of Hartree Bulk Storage and HP Bulk Storage Manager may be deemed to be the beneficial owner of 1,375,000 common units, which represents approximately 5.24% of the total outstanding common units and (ii) each of Hartree and Hartree GP may be deemed to be the beneficial owner of 2,086,858 common units, which represents approximately 7.96% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by inserting the following information at the end of Item 6:

On April 20, 2021, Seller, Acquiror and Hartree entered into the Purchase Agreement, pursuant to which Seller has agreed to sell to Acquiror (i) 16,058,484 common units (the “Subject Common Units”) of the Partnership, (ii) 100% of the outstanding membership interests (the “GP Interests”) of Sprague Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership, and (iii) 100% of the incentive distribution rights of the Partnership (the “IDRs”) to Acquiror (the “Transaction”). Additionally, the Purchase Agreement contemplates certain potential changes to the directors of the general partner of the Partnership and the Partnership’s subsidiaries, which would be effective as of the closing of the transaction contemplated by the Purchase Agreement (the “Closing”).

Subject to the terms and conditions of the Purchase Agreement, the aggregate consideration to be paid to Seller by Acquiror at the Closing shall be $290,000,000, consisting of (a) $264,964,986 attributable to the Subject Common Units, at a price of $16.50 per Subject Common Unit, and (b) $25,035,014 attributable to the GP Interests and the IDRs, collectively.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Purchase Agreement, dated as of April 20, 2021, by and among Sprague Resources Holdings LLC, as Seller, Sprague HP Holdings, LLC, as Acquiror, and, solely for purposes of Section 11.14, Hartree Partners, LP, as Guarantor.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2021

HARTREE BULK STORAGE, LLC

By:	HP BULK STORAGE MANAGER, LLC
Its:	Managing Member

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory

HP BULK STORAGE MANAGER, LLC

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen Hendel
Name:	Stephen Hendel
Title:	Authorized Signatory